[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]



VIA EDGAR
---------

May 7, 2007

Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
       Division of Corporation Finance

Re:  Teva Pharmaceutical Industries Limited
     Form 20-F for the Fiscal Year Ended December 31, 2006
     File No. 000-16174
     ------------------
Dear Mr. Rosenberg:

     I refer to the letter dated April 23, 2007 from Jim B. Rosenberg to Dan S. Suesskind, Chief Financial Officer of Teva Pharmaceutical Industries Limited, regarding the Teva filing with the Commission referenced above. Teva is actively working on its response to the comment of the Staff raised in the letter and expects to submit its response by the end of the month, if not earlier.

     Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:   James Peklenk (SEC)
      Dan S. Suesskind (Teva)
      Uzi Karniel (Teva)
      Peter H. Jakes (Willkie Farr)